

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 29, 2016

John X. Adiletta
Chief Executive Officer
EMR Technology Solutions, Inc.
90 Washington Valley Road,
Bedminster, NJ 07921

> **Re:** **EMR Technology Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed December 15, 2016**
> **File No. 000-55715**

Dear Mr. Adiletta:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2016 letter.

Item 1A. Risk Factors, page 4

1.   In response to prior comment three, you provide additional disclosure regarding your business. In this regard, we note that you have three full-time employees and one part-time employee. We further note that Messrs. Adiletta, Holden, and Carrick serve as executives of other reporting companies. Please disclose how each of your executive officers will allocate his time between EMR Technologies and the other corporate responsibilities they have. In addition, please address any material potential conflicts of interest.

2.   Please revise your risk factor on page 10 regarding your subscription price or advise. This disclosure does not appear applicable to this Form 10 registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services